Exhibit 99.2

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY

RETURN THE ENCLOSED PROXY

Annual General Meeting of Shareholders of

GALMED PHARMACEUTICALS LTD.

September 2, 2026

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The amended notice of the meeting, amended proxy statement and amended proxy card are available at http://galmedpharma.investorroom.com/

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints each of Mr. Allen Baharaff, President and Chief Executive Officer of the Company, and Mr. Yohai Stenzler, CPA, Chief Accounting Officer, and anyone on their behalf as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all ordinary shares, par value NIS 1.80 per share, of Galmed Pharmaceuticals Ltd. (the “Company”), standing in the name of the undersigned at the close of trading on July 27, 2026, at an Annual General Meeting of Shareholders of the Company to be held at the offices of Meitar | Law Offices, legal counsel to the Company, at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel on September 2, 2026, at 4:00 p.m., Israel time, and at any and all adjournments thereof, with all the power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as specified on the reverse side.

IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT DOES NOT HAVE A CONFLICT OF INTEREST (LE., THE UNDERSIGNED IS NOT AN “INTERESTED SHAREHOLDER”) IN THE APPROVAL OF PROPOSAL NO. 3 AND PROPOSAL NO 4 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF SUCH PROPOSALS. IF YOU HAVE SUCH A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL NO. 3 OR PROPOSAL NO. 4, PLEASE NOTIFY THE COMPANY BY REGISTERED MAIL TO MEITAR’S OFFICES, ATTENTION: ELAD ZIV, ADV. (FOR YOHAI STENZLER, CPA, CHIEF ACCOUNTING OFFICER), OR VIA EMAIL TO YOHAI@GALMEDPHARMA.COM).

The shares represented by this proxy will be voted in the manner directed and, if no instructions to the contrary are indicated, will be voted “FOR” the proposal on the agenda, as specified in the enclosed amended proxy statement (the “Amended Proxy Statement”). Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

The undersigned hereby acknowledges receipt of the Amended Notice of Annual General Meeting of Shareholders and the Amended Proxy Statement furnished therewith.

(Continued and to be Signed on Reverse Side)

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel on September 2, 2026, at 4:00 p.m. Israel time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Amended Proxy Card – Ordinary Shares

DETACH PROXY CARD HERE TO VOTE BY MAIL

		For	Against	Abstain
1.	To approve the re-election of each of Dr. David Sidransky and Mr. Amir Poshinski as Class III directors, to serve as members of the board of directors until the annual general meeting to be held in 2029 and until their successors are duly elected and qualified.	☐	☐	☐
2.	To approve an amendment to the Company’s amended and restated articles of association to: (i) eliminate the par value of the Ordinary Shares; and (ii) change the name of the Company.	☐	☐	☐
3.	To approve the Company’s Compensation Policy for Executive Officers and Directors.	☐	☐	☐
4.	To approve an amendment to the compensation terms of the Company’s directors.	☐	☐	☐
5.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026 until the 2027 annual general meeting of shareholders.	☐	☐	☐

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.	☐

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.